Prospectus Supplement

Filed Pursuant to Rule 424(b)(5)

File No. 333-190158

PROSPECTUS SUPPLEMENT

To Prospectus dated September 19, 2013

BIOLASE, INC.

2,688,172 Shares of Common Stock

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering 2,688,172 shares of our common stock, par value $0.001 per share. Each share will be sold to one investor in this offering at a negotiated price of $1.86 per share.

Our common stock is traded on the NASDAQ Capital Market under the symbol “BIOL.” On September 26, 2013, the last reported sale price of our common stock on the NASDAQ Capital Market was $2.06 per share.

Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page S-4 of this prospectus supplement, page 3 of the accompanying prospectus and the risk factors described in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have retained Northland Capital Markets to act as our exclusive placement agent in connection with the shares offered by this prospectus supplement. The placement agent has agreed to use its reasonable best efforts to sell the securities offered by this prospectus supplement. We have agreed to pay the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the shares we are offering.

	Per Share	Total
Public offering price	$1.860	$5,000,000
Placement agent fees	$0.093	$250,000
Proceeds, before expenses, to us (1)	$1.767	$4,750,000

(1)	We estimate the total expenses of this offering, excluding the placement agent’s fees above, but including the reimbursement of the placement agent’s expenses, will be approximately $45,000. See “Plan of Distribution”.

Delivery of the shares will take place on or about September 27, 2013, subject to the satisfaction of certain conditions.

NORTHLAND CAPITAL MARKETS

The date of this prospectus supplement is September 26, 2013

Prospectus Supplement

You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of securities in two parts. The first part is this prospectus supplement, which provides the specific details regarding the shares of our common stock that we are selling in this offering and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus. The second part is the base prospectus dated September 19, 2013, included in our registration statement on Form S-3, as amended (SEC File No. 333-190158), which provides a general description of the securities we may offer from time to time under that registration statement. This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $5,000,000, of which this offering is a part. To the extent there is a conflict between information contained in this prospectus supplement, on the one hand, and information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus supplement and the accompanying prospectus. You should read this prospectus supplement, the accompanying prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Biolase,” “the Company,” “we,” “us” and “our” refer to Biolase, Inc.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements and readers are cautioned that our actual results may differ materially from those discussed in the forward-looking statements. These forward-looking statements include, without limitation, statements and predictions regarding our operating expenses, sales and operations, anticipated cash needs, capital requirements and capital expenditures, needs for additional financing, use of working capital, plans for future products and services and for enhancements of existing products and services, anticipated growth strategies, ability to attract customers, sources of net revenue, anticipated trends and challenges in our business and the markets in which we operate, the adequacy of our facilities, the impact of economic and industry conditions on our customers and our business, customer demand, our competitive position, the outcome of any litigation against us, the perceived benefits of any technology acquisitions, critical accounting policies and the impact of recent accounting pronouncements. These statements are only predictions and actual events or results may differ materially and adversely from our expectations. Important factors that could cause actual results to differ materially from those stated or implied by our forward-looking statements include, but are not limited to, the impact of changes in demand for our products, our effectiveness in managing manufacturing costs and expansion of our operations, and the impact of competition and of technological advances. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, those risks discussed in “Risk Factors,” as well as those other risks detailed in our filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this prospectus supplement. We assume no obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any changes in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

OUR COMPANY

Overview

Biolase, Inc., a Delaware corporation (the “Company”) originally merged with a public holding company in 1987, is a biomedical company that develops, manufactures, and markets lasers in dentistry and medicine and also markets and distributes dental imaging equipment, including cone beam digital x-rays and CAD/CAM intra-oral scanners. Our dental laser systems allow dentists, periodontists, endodontists, oral surgeons, and other specialists to perform a broad range of dental procedures, including cosmetic and complex surgical applications. Our systems are designed to provide clinically superior performance for many types of dental procedures with less pain and faster recovery times than are generally achieved with drills, scalpels, and other dental instruments.

We have clearance from the U.S. Food and Drug Administration (the “FDA”) to sell our laser systems in the United States and also have the necessary approvals to sell our laser systems in Canada, the European Union and various other international markets. Our licensed dental imaging equipment and other related products are designed to improve diagnoses, applications, and procedures in dentistry and medicine.

We offer two categories of laser system products: Waterlase systems and Diode systems. Our flagship product category, the Waterlase system, uses a patented combination of water and laser energy to perform most procedures currently performed using dental drills, scalpels, and other traditional dental instruments for cutting soft and hard tissue. We also offer our Diode laser systems to perform soft tissue, pain therapy, and cosmetic procedures, including teeth whitening. We currently have approximately 180 issued and 160 pending U.S. and international patents, the majority of which are related to our core Waterlase technology and dental and medical lasers. Since 1998, we have sold over 9,700 Waterlase systems, including more than 5,600 Waterlase MD ® and iPlus ® systems, and more than 22,500 laser systems in over 60 countries around the world.

We have suffered recurring losses from operations and have not generated cash from operations for the three years ended December 31, 2012. In order for us to continue operations and discharge our liabilities and commitments in the normal course of our business, we must sell our products directly to end users and through multiple distributors, establish profitable operations through increased sales, reduce our operating expenses, and look to the raising of additional funds, either through the sales of our securities or through debt financings to meet our working capital needs.

For the six months ended June 30, 2013, we used cash in operations of $5.1 million. On August 19, 2013, we estimated our net cash used in operating activities for the year ending December 31, 2013 would total between approximately $3.5 million to $4.5 million. The projected improvement in our net cash used in operations by approximately $1.1 million, from $5.1 million for the six months ended June 30, 2013, to projected net cash used in operations of $4 million for the year ending December 31, 2013 – which represents the midpoint of our revised estimate of projected net cash used in operations – was based on factors which are described below.

These factors include the traditional historical seasonality of our operations as well as the projected benefit from certain value added expenses that were described in our Quarterly Report on Form 10-Q for the period ended June 30, 2013.

Historically, we have experienced fluctuations in revenue from quarter to quarter due to seasonality. Revenue in the first quarter typically is lower than average and revenue in the fourth quarter typically is stronger than average due to the buying patterns of dental professionals. We believe that this trend exists because a significant number of dentists purchase their capital equipment towards the end of the calendar year in order to maximize their practice earnings while seeking to minimize their taxes. This can be accomplished by utilizing certain tax incentives, such as accelerated depreciation methods for purchasing capital equipment, as part of their year-end tax planning. In addition, revenue in the third quarter may be affected by vacation patterns which can cause revenue to be flat or lower than in the second quarter of the year. Our historical seasonal fluctuations may also be impacted by sales procedures employed by large dental distributors that encourage end-of-quarter and end-of-year buying in our industry. Because of these seasonal fluctuations, we have often used less cash in operations for the six months ended December 31 as compared to the six months ended June 30.

During the six months ended June 30, 2013, we incurred certain value-added expenses due to the launch of our start-up Biolase Da Vinci Imaging Division, continued investments in expanding our sales force, significant legal expenses in successfully defending and protecting our patent portfolio, and expenses related to the introduction of new marketing initiatives. These expenditures negatively impacted our cash used in operations for the six months ended June 30, 2013, however, we expect that these investments will yield positive results in the six months ending December 31, 2013.

While these factors were considered in developing our cash flow projections for the year ending December 31, 2013, investors are cautioned that our actual results may differ from the estimates set forth above.

For additional information about our Company, please refer to other documents we have filed with the SEC and that are incorporated by reference into this prospectus, as listed under the heading “Incorporation of Certain Information by Reference.”

Our principal executive offices are located at 4 Cromwell, Irvine, California 92618. Our telephone number is (949) 361-1200. Additional information can be found on our website, at www.biolase.com , and in our periodic and current reports filed with the SEC. Copies of our current and periodic reports filed with the SEC are available at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and online at www.sec.gov and our website at www.biolase.com. No portion of our website is incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by us in this offering	2,688,172 shares of common stock

Common stock outstanding prior to this offering	32,163,476 shares

Common stock to be outstanding after this offering (1)	34,851,648 shares

Use of proceeds	We intend to use the net proceeds for general corporate purposes, and for other working capital and operational purposes. See “Use of Proceeds.”

Risk factors	See the “Risk Factors” section of this prospectus supplement for factors to consider before deciding to purchase our securities.

NASDAQ listing	Our common stock is listed on the NASDAQ Capital Market under the symbol “BIOL.”

(1)	The number of shares of common stock outstanding after the offering is based on 34,851,648 shares of common stock outstanding as of September 26, 2013, and excludes:

•	4,568,967 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.56 per share; and

•	1,647,974 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.82 per share.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider the following risk factors, as well as the risk factors and other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus, before deciding to invest in our common stock, including the specific risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 which is incorporated herein by reference, before making an investment decision. If any of the matters discussed in the following risk factors, or in those risk factors incorporated by reference in this prospectus supplement and accompanying prospectus, were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Stock this Offering

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. If you purchase shares of common stock in this offering at the current market value, you will suffer immediate and substantial dilution in the net tangible book value of the common stock. The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock. For more information, see “Dilution.”

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk of loss to persons owning our common stock.

Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. In the one-year period preceding this Prospectus Supplement, our stock price ranged from a high of $6.05 to a low of $1.16 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

Future sales of our common stock in the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock to finance future acquisitions. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We presently do not intend to pay cash dividends on our common stock.

While we have recently paid stock dividends, we currently anticipate that no cash dividends will be paid on the common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of our business.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

Our certificate of incorporation allows us to issue up to 50,000,000 shares of our common stock and to issue and designate the rights of, without stockholder approval, up to 1,000,000 shares of preferred stock. In the event we issue additional shares of our capital stock, dilution to our stockholders could result. In addition, if we issue and designate a class of convertible preferred stock, these securities may provide for rights, preferences or privileges senior to, and thus adverse to, those of holders of our common stock.

Our management has significant flexibility in using the net proceeds of this offering.

We intend generally to use the net proceeds from this offering for working capital and for general corporate purposes. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The actual amounts and timing of expenditures will vary significantly depending on a number of factors, including the amount of cash used in our operations and our research and development efforts. Management’s failure to use these funds effectively would have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $4.7 million after deducting the placement agent’s fee and estimated offering expenses. We plan to use the net proceeds from the offering to meet our working capital needs as well as for general corporate purposes. General corporate purposes may include additions to working capital, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities, although we have no current commitments for any such acquisition or investment. Our management will retain broad discretion as to the allocation of the net proceeds from this offering.

Until we use the net proceeds of this offering, we intend to invest the funds in short-term investments.

DILUTION

Adjusted net tangible book value dilution per share to the investor in this offering represents the difference between the amount per share paid by this investor and the net tangible book value per share of our common stock immediately after completion of this offering. Assuming the sale by us of all 2,688,172 shares offered hereby at the offering price of $1.86 per share and after deducting the placement agent’s fees and the estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2013 would have been $0.28 per share of our common stock. This represents an immediate increase in adjusted net tangible book value of $0.12 per share to our existing stockholders and an immediate decrease in the pro forma net tangible book value of $1.58 per share to the investor participating in this offering. The following table illustrates this per share dilution:

Offering price per share		$1.86
Net tangible book value per share as of June 30, 2013	$0.16
Increase per share attributable to investor participating in this offering	$0.12
As adjusted net tangible book value per share after this offering		$0.28
Dilution per share to investor participating in this offering		$1.58

The above discussion and table are based on 31,994,665 shares of our common stock outstanding as of June 30, 2013. The information above excludes:

•	4,321,510 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plan, at a weighted average exercise price of $3.60; and

•	1,547,974 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average price of $6.07 per share.

To the extent options or warrants outstanding as of June 30, 2013 have been or may be exercised or other shares have been or are issued, there may be further dilution to new investors.

DESCRIPTION OF SECURITIES

In this offering we are offering a maximum of 2,688,172 shares of our common stock. The securities offered in this offering were subscribed for pursuant to a subscription agreement between the purchaser and us. You should review a copy of the subscription agreement, which has been filed by us as an exhibit to a Current Report on Form 8-K filed with the SEC in connection with this offering, for a complete description of the terms and conditions applicable to the securities we are offering.

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Securities” starting on page 4 of the accompanying prospectus.

PLAN OF DISTRIBUTION

Pursuant to General Instruction I.B.6. of Form S-3, we are permitted to utilize the registration statement of which this prospectus supplement and prospectus forms a part to sell a maximum amount of securities equal to one-third of the aggregate market value of the outstanding voting and non-voting common equity held by our non-affiliates in any 12-month period. We may, from time to time, offer the securities registered hereby up to an amount which, when considered with other sales made pursuant to General Instruction I.B.6. of Form S-3 within the then preceding 12-month period, would represent this maximum amount.

Pursuant to an engagement letter, dated as of September 23, 2013, between us and Northland Capital Markets, we have engaged Northland Capital Markets as our exclusive placement agent to solicit offers to purchase the shares offered by this prospectus supplement. Northland Capital Markets is not purchasing any shares for its own account in this offering, and is not required to arrange the purchase or sale of any additional specific number or dollar amount of the securities.

Northland Capital Markets has agreed to use its reasonable best efforts to arrange for the sale of all of the securities in this offering. There is no requirement that any minimum number of shares or dollar amount of shares be sold in this offering and there can be no assurance that we will sell all or any of the shares being offered. Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement. A purchaser’s obligation to purchase securities is subject to conditions set forth in the subscription agreement. The engagement letter provides that the obligations of Northland Capital Markets are subject to certain conditions precedent.

We currently anticipate that the closing of this offering will take place no later than September 27, 2013. On the closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price;

•	Northland Capital Markets, as placement agent will receive the placement agent fees in accordance with the terms of the engagement letter; and

•	we will deliver the shares of common stock to the investor.

We have agreed to pay Northland Capital Markets an aggregate fee equal to 5.0% of the gross proceeds from the sale of the shares in this offering. We have also agreed to reimburse Northland Capital Markets for expenses incurred by it in connection with this offering. Such reimbursement will be limited to $40,000.

The following table shows the per share and total placement agent fees we will pay in connection with the sale of the shares, assuming the purchase of all of the shares we are offering.

Per share placement agent fees	$0.093
Maximum offering total	$250,000

We estimate the total expenses of this offering which will be payable by us, excluding the placement agent fees, will be approximately $45,000. After deducting the fees due to the placement agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $4.7 million.

We have agreed to indemnify the placement agent and purchasers against liabilities under the Securities Act and to contribute to payments that the placement agent may be required to make in respect of such liabilities.

The placement agent agreement with Northland Capital Markets is included as an exhibit to our Current Report on Form 8-K filed with the SEC in connection with this offering. Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., a member firm of FINRA/SIPC.

The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions, or syndicate covering transactions in connection with this offering.

This is a brief summary of the material provisions of the engagement letter and subscription agreement and does not purport to be a complete statement of its terms and conditions. These documents have been or will be included as an exhibit to our Current Report on Form 8-K filed with the SEC in connection with this offering and incorporated by reference into the registration statement of which this prospectus supplement forms a part. See “Where You Can Find More Information.”

Other than the electronic formats of this prospectus supplement and the accompanying prospectus made available by the sales agent, the information contained on, or accessible through, either the sales agent’s website or any other website maintained by it is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved or endorsed by us and should not be relied upon by investors.

The transfer agent for our common stock is Computershare, N.A. in Glendale, California.

Our common stock is listed on the NASDAQ Capital Market under the symbol “BIOL.”

EXPERTS

The consolidated financial statements and schedules as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of any securities offered by this prospectus supplement will be passed upon for us by Carroll & Carroll, P.C., Irvine, California. Certain matters have been passed upon for the placement agent by Ellenoff Grossman & Schole LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 (the “Securities Act”). This prospectus supplement and the accompanying prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus supplement and the accompanying prospectus. Information that is incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and you should read it with the same care that you read this prospectus supplement and the accompanying prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, and will be considered to be a part of this prospectus supplement and the accompanying prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus supplement and the accompanying prospectus:

our Annual Report on Form 10-K, filed on March 15, 2013, for the year ended December 31, 2012;

our Quarterly Reports on Form 10-Q filed with the SEC on May 10, 2013 and August 9, 2013 for the quarters ended March 31, 2013 and June 30, 2013, respectively;

our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2013 and Definitive Additional Proxy Soliciting Materials on Schedule A14A filed with the SEC on May 23, 2013;

our Current Reports on Form 8-K, filed with the SEC on January 7, 2013 (two Current Reports on Form 8-K filed on this date), January 22, 2013, March 7, 2013, May 7, 2013, May 13, 2013, May 29, 2013, June 7, 2013, June 10, 2013, August 7, 2013, August 20, 2013, August 30, 2013, and September 10, 2013, as amended by Form 8-K/A filed on September 19, 2013;

the description of the common stock contained in our Registration Statement on Form 8-A as filed on October 30, 1991 and;

the description of the preferred stock purchase rights contained in our Registration Statement on Form 8-A as filed on December 29, 1998.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made between the date of this prospectus supplement and the termination of any offering of securities offered by this prospectus supplement or the accompanying prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Biolase, Inc. at 4 Cromwell, Irvine,

California 92618, and our telephone number is (949) 361-1200. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. We also maintain a website at http://www.biolase.com. However, the information on our website is not part of this prospectus.

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